Exhibit 99.3

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Obsidian Energy Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Obsidian Energy Ltd. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows, for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

OBSIDIAN ENERGY 2020	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 1

Critical Audit Matter	Valuation of Property, Plant & Equipment (“PP&E”) in the Cardium and Peace River Cash Generating Units (“CGU”)

Description of the Matter

As at December 31, 2020, the carrying value of PP&E was $905.2 million. For the year ended December 31, 2020, a net impairment expense of $766.2 million was recorded with respect to PP&E. Refer to Note 3 Significant accounting policies of the consolidated financial statements for a description of the Company’s impairment of non-financial assets accounting policy. Refer to Note 6 Property, plant and equipment of the consolidated financial statements for the Company’s PP&E impairment disclosures. PP&E is tested for impairment only when circumstances indicate that the carrying value of a CGU to which the PP&E relates, may exceed the recoverable amount. Impairment is determined by estimating a CGU’s respective recoverable amount. The recoverable amount of the Peace River CGU was determined by using the fair value less costs to dispose method, whereby the net cash flows are estimated using the external reserve report, a discount rate applied and the resulting fair value is cross checked to market metrics. The recoverable amount of the Cardium CGU was determined by using the value-in-use method, whereby the net cash flows are estimated using budgets approved by management and a discount rate applied.

Auditing the Company’s estimated recoverable amount for the Peace River and Cardium CGUs was complex due to the subjective nature of the various management inputs and assumptions and for the Peace River CGU, the continued volatility in commodity prices, transaction markets and the equity markets which impact the fair value less costs to dispose. In both cases, the recoverable amounts were determined using the proven plus probable reserves from the Company’s external reserves evaluator. The estimation of future cash flows from proven plus probable oil and gas reserves are sensitive to assumptions in future oil and gas prices, production volumes, royalties, operating expenditures, and planned capital expenditures. The estimation of the discount rates used also required management estimation and are sensitive to changes in cash-flow specific risk premiums. For the Cardium CGU, the Company’s ability to fund the capital expenditures is subject to judgment regarding liquidity and future debt levels.

How We Addressed the Matter in Our Audit

To test the Company’s estimated recoverable amounts for the Peace River and Cardium CGUs, our procedures included, among others involving our internal valuation specialists to assess the methodology applied, and the various inputs utilized in determining the discount rates by referencing current industry, economic, and comparable company information, as well as company and cash-flow specific risk premiums. We compared commodity price forecasts to third party published commodity forecasts. We compared forecasted production against historically realized production. We compared forecasted price differentials against historically realized differentials and third-party reserve engineer data. We assessed forecasted royalty, operating cost, general and administrative expenses and capital expenditures estimates by comparing it to historical performance.

To test the Company’s reserves inputs, we assessed the competence and objectivity of the Company’s external reserves evaluator. We also tested the completeness and accuracy of the external reserve report by agreeing current year production, revenue, royalty, operating cost, and capital cost data to the Company’s accounting records.

OBSIDIAN ENERGY 2020	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 2

For the Cardium CGU, we reviewed and evaluated management’s assessment of the Company’s ability to fund the development of its PP&E as a whole by assessing the assumptions used in the cash flow forecasts and the debt capacity compared to the capital expenditures required to develop the assets. As part of our procedures, we also evaluated the adequacy of the disclosures included in Note 6 of the accompanying financial statements in relation to this matter.

“signed” Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2015.

Calgary, Canada

March 26, 2021

OBSIDIAN ENERGY 2020	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd.

Consolidated Balance Sheets

		As at December 31
(CAD millions)	Note	2020	2019
Assets
Current
Cash		$8.1	$1.0
Restricted cash		0	2.4
Accounts receivable	10	40.8	61.7
Risk management	10	0.8	0.4
Prepaid expenses and other		9.2	12.3
Lease receivable	4	0	8.8
Assets held for sale	5	0	82.9

		58.9	169.5

Non-current
Lease receivable	4	0	30.7
Property, plant and equipment	6	905.2	1,704.6

		905.2	1,735.3
Total assets		$964.1	$1,904.8

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$74.1	$111.0
Current portion of long-term debt	7	451.8	434.2
Current portion of lease liabilities	8	4.8	28.8
Current portion of provisions	9	16.3	16.2
Risk management	10	0.6	1.0
Liabilities related to assets held for sale	5	0	13.0

		547.6	604.2
Non-current
Long-term debt	7	0	26.3
Lease liabilities	8	5.6	85.0
Provisions	9	87.7	96.6
Other non-current liabilities	14	0.1	—

		641.0	812.1
Shareholders’ equity
Shareholders’ capital	13	2,187.0	2,186.7
Other reserves	13	103.6	101.8
Deficit		(1,967.5)	(1,195.8)

		323.1	1,092.7

Total liabilities and shareholders’ equity		$964.1	$1,904.8

Subsequent events (Notes 7, 10 and 18)

Commitments and contingencies (Note 18)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors of Obsidian Energy Ltd.:

“signed”	“signed”

Gordon M. Ritchie Chairman	Raymond D. Crossley Director

OBSIDIAN ENERGY 2020	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 4

Obsidian Energy Ltd.

Consolidated Statements of Income (Loss)

	Year ended December 31
(CAD millions, except per share amounts)	Note	2020	2019
Production revenues	11	$275.4	$409.3
Processing fees	11	6.3	7.7
Royalties		(13.7)	(30.6)
Sales of commodities purchased from third parties		4.8	2.9

		272.8	389.3
Other income	11	13.0	8.5
Government decommissioning assistance	21	2.2	—
Risk management gain (loss)	10	21.7	(15.8)

		309.7	382.0

Expenses
Operating	20	115.4	145.4
Transportation		17.7	27.1
Commodities purchased from third parties		4.6	3.3
General and administrative	20	13.9	20.0
Restructuring		0.6	3.6
Share-based compensation	14	3.4	4.6
Depletion, depreciation, impairment and accretion	6,9	902.9	913.0
Loss on dispositions	6	0	1.2
Provisions	9	(22.6)	(8.8)
Foreign exchange gain	7	(1.4)	(3.2)
Financing	7	37.2	40.6
Transaction costs	22	3.5	—
Other	18	6.2	23.5

		1,081.4	1,170.3

Loss before taxes		(771.7)	(788.3)

Deferred tax recovery	12	0	—

Net and comprehensive loss		$(771.7)	$(788.3)

Net loss per share
Basic	15	$(10.53)	$(10.82)
Diluted	15	$(10.53)	$(10.82)
Weighted average shares outstanding (millions)
Basic	15	73.3	72.9
Diluted	15	73.3	72.9

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2020	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 5

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31
(CAD millions)	Note	2020	2019
Operating activities
Net income (loss)		$(771.7)	$(788.3)
Government decommissioning assistance		(2.2)	—
Other income	4	(0.3)	(2.5)
Depletion, depreciation, impairment and accretion	6,9	902.9	913.0
Loss on dispositions	6	0	1.2
Provisions	9	(22.6)	(8.8)
Financing	7,9	1.5	7.5
Share-based compensation	14	2.1	4.5
Unrealized risk management loss (gain)	10	(0.8)	8.6
Unrealized foreign exchange gain	7	(1.4)	(5.8)
Other		2.1	3.6
Decommissioning expenditures	9	(11.1)	(14.4)
Onerous office lease settlements	9	(9.7)	(2.2)
Deferred financing costs	7	2.8	—
Financing fees paid	7	(5.6)	—
Change in non-cash working capital	16	(6.6)	(39.6)

		79.4	76.8

Investing activities
Capital expenditures		(57.2)	(103.2)
Property dispositions, net	6	0.1	10.7
Change in non-cash working capital	16	(9.1)	(8.6)

		(66.2)	(101.1)

Financing activities
Lease receivable receipts	4	2.2	9.1
Lease liabilities settlements	8	(6.3)	(29.9)
Increase (decrease) in long-term debt	7	(4.0)	62.0
Repayments of senior notes	7	0	(16.9)
Realized foreign exchange loss on repayments	7	0	2.6

		(8.1)	26.9

Change in cash and cash equivalents		5.1	2.6
Cash and cash equivalents, beginning of year		3.0	0.4

Cash and cash equivalents, end of year		$8.1	$3.0

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2020	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 6

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2020		$2,186.7	$101.8	$(1,195.8)	$1,092.7
Net and comprehensive loss		0	0	(771.7)	(771.7)
Share-based compensation	14	0	2.1	0	2.1
Issued on exercise of equity compensation plans	13	0.3	(0.3)	0	0

Balance at December 31, 2020		$2,187.0	$103.6	$(1,967.5)	$323.1

(CAD millions)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2019		$2,184.9	$99.1	$(407.5)	$1,876.5
Net and comprehensive loss		—	—	(788.3)	(788.3)
Share-based compensation	14	—	4.5	—	4.5
Issued on exercise of equity compensation plans	13	1.8	(1.8)	—	—

Balance at December 31, 2019		$2,186.7	$101.8	$(1,195.8)	$1,092.7

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2020	ANNUAL CONSOLIDATED FINANCIAL STATEMENTS 7

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 10)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Obsidian Energy’s wholly owned subsidiaries hold a 55 percent interest.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The annual consolidated financial statements include the accounts of Obsidian Energy, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Obsidian Energy’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation. Additionally, within these financial statements the Company has updated the presentation of our financial figures to disclose dollar figures rounded to the nearest hundred thousand. This may result in immaterial differences in the comparative figures.

b) Statement of Compliance

These annual consolidated financial statements are prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The annual consolidated financial statements have been prepared on a historical cost basis, except risk management assets and liabilities which are recorded at fair value as discussed in Note 10.

These annual consolidated financial statements of the Company for the year ended December 31, 2020 were approved for issuance by the Board of Directors on March 26, 2021.

3. Significant accounting policies

a) Critical accounting judgments and key estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 8

Management also makes judgments while applying accounting policies that could affect amounts recorded in its consolidated financial statements. Significant judgments include the identification of cash generating units (“CGUs”) for impairment testing purposes and determining whether a CGU has an impairment indicator. Additionally, management has performed an assessment of the Company’s ability to comply with liquidity requirements for the 12-month period ending December 31, 2021. This assessment includes judgements relating to future production volumes, forward commodity pricing, future costs including capital, operating and general and administrative, forward foreign exchange rates, interest rates, and income taxes, all of which are subject to measurement uncertainty.

The following are the estimates that management has made in applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

i) Reserve and resource estimates

Commercial petroleum reserves are determined based on estimates of petroleum-in-place, recovery factors and future oil and natural gas prices and costs. Obsidian Energy engages an independent qualified reserve evaluator to evaluate all of the Company’s oil and natural gas reserves at each year-end.

Reserve adjustments are made annually based on actual oil and natural gas volumes produced, the results from capital programs, revisions to previous estimates, new discoveries and acquisitions and dispositions made during the year and the effect of changes in forecast future oil and natural gas prices. There are a number of estimates and assumptions that affect the process of evaluating reserves.

Proved reserves are the estimated quantities of oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a high degree of certainty (at least 90 percent) those quantities will be exceeded. Proved plus probable reserves are the estimated quantities of oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a 50 percent degree of certainty those quantities will be exceeded. Obsidian Energy reports production and reserve quantities in accordance with Canadian practices and specifically in accordance with “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).

The estimate of proved plus probable reserves is an essential part of the depletion calculation and the impairment test and hence the recorded amount of oil and gas assets.

Contingent Resources are defined in the COGE Handbook as those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as reserves or commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, operational, political and regulatory matters or a lack of markets. The estimate of contingent resources may be included as part of the recoverable amount in the impairment test.

Obsidian Energy cautions users of this information that the process of estimating oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on current and forecast economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include commodity prices, new technology, changing economic conditions, future reservoir performance and forecast development activity.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 9

ii) Recoverability of asset carrying values

Obsidian Energy assesses our property, plant and equipment (“PP&E”) for impairment by comparing the carrying amount to the recoverable amount of the underlying assets. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs of disposal or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. Future cash flows are calculated based on estimates of future commodity prices and inflation and are discounted based on management’s current assessment of market conditions.

iii) Decommissioning liability

Obsidian Energy recognizes a provision for future abandonment activities in the consolidated financial statements at the net present value of the estimated future expenditures required to settle the estimated obligation at the balance sheet date. The measurement of the decommissioning liability involves the use of estimates and assumptions including the discount rate, the amount and expected timing of future abandonment costs and the inflation rate related thereto. The estimates were made by management and external consultants considering current costs, technology and enacted legislation.

iv) Office lease liability

Obsidian Energy recognizes a provision for certain onerous office lease commitments in the consolidated financial statements at the net present value of future lease payments the Company is obligated to make under non-cancellable lease contracts. The office lease liability relates to the non-lease component that does not qualify as a lease component under IFRS 16. The measurement of the office lease liability involves the use of assumptions including the discount rate and actual settlement amounts. Actual costs and cash outflows may differ from the estimates as a result of the changes in the noted assumptions.

v) Fair value calculation on share-based payments

The fair value of share-based payments is calculated using a Black-Scholes model. There are a number of estimates used in the calculation such as the expected future forfeiture rate, the expected period the share-based compensation is outstanding and the future price volatility of the underlying security all of which can vary from expectations. The factors applied in the calculation are management’s estimates based on historical information and future forecasts.

vi) Fair value of risk management contracts

Obsidian Energy records risk management contracts at fair value with changes in fair value recognized in income. The fair values are determined using external counterparty information which is compared to observable market data.

vii) Taxation

The calculation of deferred income taxes is based on a number of assumptions including estimating the future periods in which temporary differences and other tax credits will reverse and the general assumption that substantively enacted future tax rates at the balance sheet date will be in effect when differences reverse.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 10

viii) Litigation

Obsidian Energy records provisions related to legal matters if it is probable that the Company will not be successful in defending the claim and if an amount can be reasonably estimated. Determining the probability of a claim being defended is subject to considerable judgment. Additionally, the potential claim is generally a wide range of figures and a single estimate must be made when recording a provision. The assessment of contingencies involves significant judgment and estimates of the potential outcome of future events.

b) Business combinations

Obsidian Energy uses the acquisition method to account for business combinations. The net identifiable assets and liabilities acquired in transactions are generally measured at their fair value on the acquisition date. The acquisition date is the closing date of the business combination. Acquisition costs incurred by Obsidian Energy to complete a business combination are expensed in the period incurred except for costs related to the issue of any debt or equity securities, which are recognized based on the nature of the related financing instrument.

Revisions may be made to the initial recognized amounts determined during the measurement period, which shall not exceed one year after the closing date of the acquisition.

c) Revenue

Obsidian Energy generally recognizes oil, natural gas and natural gas liquids (“NGLs”) revenue when title passes from Obsidian Energy to the purchaser or, in the case of services, as contracted services are performed. Production revenues are determined pursuant to the terms outlined in contractual agreements and are based on fixed or variable price components. The transaction price for oil, natural gas and NGLs is based on the commodity price in the month of production, adjusted for various factors including product quality and location. Commodity prices are based on monthly or daily market indices.

Performance obligations in the contract are fulfilled on the last day of the month with payment typically on the 25th day of the following month. All of the Company’s significant revenue streams are located in Alberta.

Obsidian Energy may purchase commodity products from third parties to utilize in blending activities and then subsequently sell these products to its customers. These transactions are presented as separate revenue and expense items in the Consolidated Statements of Income (Loss).

The Company enters into road use agreements with our partners which allows them to use roads that are operated by the Company. Under these road use agreements, the Company charges a fee which assists the Company in maintaining the roads. These fees received from partners are recorded within road use recoveries within Other income.

d) Joint arrangements

The consolidated financial statements include Obsidian Energy’s proportionate interest of jointly controlled assets and liabilities and our proportionate interest of the revenue, royalties and operating expenses. A significant portion of Obsidian Energy’s exploration and development activities are conducted jointly with others and involve joint operations. Under such arrangements, Obsidian Energy has the exclusive rights to our proportionate interest in the assets and the economic benefits generated from our share of the assets. Income from the sale or use of Obsidian Energy’s interest in joint operations and our share of expenses is recognized when it is probable that the economic benefits associated with the transactions will flow to/from Obsidian Energy and the amounts can be reliably measured.

The Peace River Oil Partnership is a joint operation and Obsidian Energy records our 55 percent interest of revenues, expenses, assets and liabilities.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 11

e) Transportation expense

Transportation costs are paid by Obsidian Energy for the shipping of natural gas, oil and natural gas liquids from the wellhead to the point where title transfers to buyers. These costs are recognized as services are received.

f) Foreign currency translation

Obsidian Energy and each of our subsidiaries use the Canadian dollar as their functional currency. Monetary items, such as accounts receivable and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as PP&E, are translated to Canadian dollars at the rate of exchange in effect when the associated transactions occurred. Revenues and expenses denominated in foreign currencies are translated at the exchange rate on the date of the transaction. Foreign exchange gains or losses on translation are included in income.

g) PP&E

i) Measurement and recognition

Oil and gas properties are included in PP&E at cost, less accumulated depletion and depreciation and any impairment losses. The cost of PP&E includes costs incurred initially to acquire or construct the item and betterment costs.

Capital expenditures are recognized as PP&E when it is probable that future economic benefits associated with the investment will flow to Obsidian Energy and the cost can be reliably measured. PP&E includes capital expenditures incurred in the development phases, acquisition and disposition of PP&E and additions to the decommissioning liability.

ii) Depletion and Depreciation

Except for components with a useful life shorter than the reserve life of the associated property, resource properties are depleted using the unit-of-production method based on production volumes before royalties in relation to total proved plus probable reserves. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, Obsidian Energy includes estimated future costs to develop proved plus probable reserves and excludes estimated equipment salvage values. Changes to reserve estimates are included in the depletion calculation prospectively.

Components of PP&E that are not depleted using the unit-of-production method are depreciated on a straight-line basis over their useful life. The turnaround component has an estimated useful life of three to five years and the corporate asset component has an estimated useful life of 10 years.

iii) Derecognition

The carrying amount of an item of PP&E is derecognized when no future economic benefits are expected from its use or upon sale to a third party. The gain or loss arising from derecognition is included in income and is measured as the difference between the net proceeds, if any, and the carrying amount of the asset.

iv) Major maintenance and repairs

Ongoing costs to maintain properties are generally expensed as incurred. These costs include the cost of labour, consumables and small parts. The costs of material replacement parts, turnarounds and major inspections are capitalized provided it is probable that future economic benefits in excess of cost will be realized and such benefits are expected to extend beyond the current operating period. The carrying amount of a replaced part is derecognized in accordance with Obsidian Energy’s derecognition policies.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 12

v) Impairment of oil and natural gas properties

Obsidian Energy reviews oil and gas properties for circumstances that indicate our assets may be impaired at the end of each reporting period. These indicators can be internal (i.e. reserve changes) or external (i.e. market conditions) in nature. If an indication of impairment exists, Obsidian Energy completes an impairment test, which compares the estimated recoverable amount to the carrying value. The estimated recoverable amount is defined under IAS 36 (“Impairment of Assets”) as the higher of an asset’s or CGU’s fair value less costs of disposal and its value-in-use.

Where the recoverable amount is less than the carrying amount, the CGU is considered to be impaired. Impairment losses identified for a CGU are allocated on a pro rata basis to the asset categories within the CGU. The impairment loss is recognized as an expense in income.

Value-in-use is computed as the present value of future cash flows expected to be derived from production. Present values are calculated using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Under the fair value less cost of disposal method the recoverable amount is determined using various factors, which can include external factors such as observable market conditions and comparable transactions and internal factors such as discounted cash flows related to reserve and resource studies and future development plans.

The fair value less costs of disposal values used to determine the recoverable amounts of the Company’s CGUs are classified as Level 3 fair value measures as certain key assumptions are not based on observable market data but rather management’s best estimates.

Impairment losses related to PP&E can be reversed in future periods if the estimated recoverable amount of the asset exceeds the carrying value. The impairment recovery is limited to a maximum of the estimated depleted historical cost if the impairment had not been recognized. The reversal of an impairment loss is recognized in depletion, depreciation and impairment.

vi) Other Property, Plant and Equipment

Obsidian Energy’s corporate assets include computer hardware and software, office furniture, buildings and leasehold improvements and are depreciated on a straight-line basis over their useful lives. Corporate assets are tested for impairment separately from oil and gas assets.

h) Share-based payments

The fair value of units granted under the Restricted and Performance Share Unit Plan (“RPSU” plan) follows the equity method and recognizes compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the units based on a graded vesting schedule. Obsidian Energy measures the fair value of units granted under this plan at the grant date using the share price from the Toronto Stock Exchange (“TSX”). The fair value is based on market prices and considers the terms and conditions of the units granted.

The fair value of options granted under the Stock Option Plan (the “Option Plan”) is recognized as compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the options based on a graded vesting schedule. Obsidian Energy measures the fair value of options granted under these plans at the grant date using the Black-Scholes option-pricing model. The fair value is based on market prices and considers the terms and conditions of the share options granted.

The fair value of awards granted under the Deferred Share Unit Plan (“DSU”) and performance share units granted under the RPSU plan follow the liability method and are based on a fair value calculation on each reporting date using the awards and performance share units outstanding and Obsidian Energy’s share price from the TSX on each balance sheet date. The fair value of the awards and performance share units is expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying share price result in increases and decreases, respectively, to the accrued obligation until the related instruments are settled.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 13

i) Provisions

i) General

Provisions are recognized based on an estimate of expenditures required to settle present obligations at the end of the reporting period. The provision is risk adjusted to take into account any uncertainties. When the effect of the time value of money is material, the amount of a provision is calculated as the present value of the future expenditures required to settle the obligations. The discount rate reflects the current assessment of the time value of money and risks specific to the liability when those risks have not already been reflected as an adjustment to future cash flows.

ii) Decommissioning liability

The decommissioning liability is the present value of Obsidian Energy’s future costs of obligations for property, facility and pipeline abandonment and site restoration. The liability is recognized on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability and the related asset. Actual decommissioning expenditures, up to the recorded amount of the liability at the time, are charged to the liability as the costs are incurred. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

iii) Office lease provision

The office lease provision is the net present value of future lease payments that the Company is obligated to make under non-cancellable lease contracts. The office lease provision relates to the non-lease component that does not qualify as a lease component under IFRS 16. The liability is recognized on the balance sheet with the corresponding change charged to income. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability. Actual lease payments are charged to the liability as the costs are incurred.

j) Leases

At the inception of entering into a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company considers the following:

•	the contract involves the use of an identified asset;

•	the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

•	the Company has the right to direct the use of the asset, which occurs if either;

•	the Company has the right to operate the asset; or

•	the Company designed the asset in a way that predetermines how and for what purpose it will be used.

Obsidian Energy recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful life of right-of-use assets are determined based on the length of the lease.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 14

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate. The consideration used to measure the lease liability includes all fixed payments and variable lease payments that depend on an index or rate under the arrangement. Subsequently, the lease liability is measured at amortized cost using the effective interest method and is re-measured when there is a change in the future lease payments.

In-scope leases

Upon adoption of IFRS 16, the Company identified certain office leases, transportation commitments, vehicle leases and surface leases in-scope under the standard.

•	Office lease commitments pertain to total leased office space;

•	Transportation commitments related to costs for future pipeline access;

•	Vehicle leases relate to commitments for usage of vehicles; and

•	Surface leases allow access to land at a natural gas or oil treatment facility and beyond.

Obsidian Energy has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, which include information technology equipment and field equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

k) Share capital

Common shares are classified as equity. Share issue costs are recorded in shareholder’s equity, net of applicable taxes. Dividends, if paid, are at the discretion of the Board of Directors and are deducted from retained earnings.

If issued, preferred shares would be classified as equity and could be issued in one or more series.

l) Earnings per share

Earnings per share is calculated by dividing net income or loss attributable to the shareholders by the weighted average number of common shares outstanding during the period. Obsidian Energy computes the dilutive impact of equity instruments other than common shares assuming the proceeds received from the exercise of in-the-money share options are used to purchase common shares at average market prices. Anti-dilutive shares are excluded from the diluted earnings per share calculation.

m) Taxation

Income taxes are based on taxable income in a taxation year. Taxable income normally differs from income reported in the Consolidated Statements of Income (Loss) as it excludes items of income or expense that are taxable or deductible in other years or are not taxable or deductible for income tax purposes.

Obsidian Energy uses the liability method of accounting for deferred income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Deferred income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when deferred income tax assets and liabilities are realized or settled.

A deferred income tax asset is recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences can be utilized. Deferred income tax assets are reviewed at each reporting date and are not recognized until such time that it is probable that the related tax benefit will be realized.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 15

n) Financial instruments

Obsidian Energy recognizes financial assets and financial liabilities, including derivatives, on the Consolidated Balance Sheets when the Company becomes a party to the contract. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or when the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized from the consolidated financial statements when the liability is extinguished either through settlement of or release from the obligation of the underlying liability.

Classification and Measurement of Financial Instruments

The classification of financial assets is determined by their context in Obsidian Energy’s operations and by the characteristics of the financial asset’s contractual cash flows.

Financial assets and financial liabilities are measured at fair value on initial recognition, which is typically the transaction price unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument’s classification, as described below:

•	Cash and cash equivalents (which includes cash and bank overdrafts), accounts receivable, accounts payable and accrued liabilities and long-term debt are measured at amortized cost.

•

Risk management contracts, all of which are derivatives, are measured initially at fair value through profit or loss and are subsequently measured at fair value with changes in fair value immediately charged to the Consolidated Statements of Income (Loss).

Financial assets and liabilities are offset and the net amount is reported on the balance sheet when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Impairment of Financial Assets

Financial assets are assessed using an expected credit loss (“ECL”) model. The ECL model applies to financial assets measured at amortized cost, a lease receivable, a contract asset or a loan commitment and a financial guarantee.

o) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms of another factor, for example, rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative if the following conditions are met:

•	The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•	The embedded item, itself, meets the definition of a derivative; and

•	The hybrid contract is not measured at fair value or designated as held for trading.

p) Classification of debt or equity

Obsidian Energy classifies financial liabilities and equity instruments in accordance with the substance of the contractual arrangement and the definitions of a financial liability or an equity instrument.

Obsidian Energy’s debt instruments currently have requirements to deliver cash at the end of the term thus are classified as liabilities.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 16

q) Government Grants

Obsidian Energy recognizes government grants as they are received or if there is reasonable assurance that the Company is in compliance with all associated conditions. The grant is recognized within the Consolidated Statements of Income (Loss) in the period in which the income is earned or the related expenditures are incurred. If the grant relates to an asset, it is recognized as a reduction to the carrying value of the asset and amortized into income over the expected useful life of the asset through lower depletion and depreciation.

4. Lease receivable

Lease receivable relates to the lease component of sub-leased office space. Total lease receivable included in the Consolidated Balance Sheets is as follows:

	Year ended December 31
	2020	2019
Balance, beginning of year	$39.5	$42.4
Additions (terminations)	(37.6)	3.7
Finance income	0.3	2.5
Lease payments received	(2.2)	(9.1)

Balance, end of year	$0	$39.5
Current portion	$0	$8.8
Long-term portion	$0	$30.7

In the first quarter of 2020, the Company entered into an amending agreement with our building landlord which resulted in renewed lease terms for our Calgary office space. Under the revised agreement, the amounts received from subtenants no longer meet the criteria to be classified as a finance lease and thus the lease receivable has been removed. The office lease provision referenced in Notes 8 and 9 has been updated to reflect the accounting treatment under the revised terms.

5. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

	As at December 31
	2020	2019
Assets held for sale
Cash	$0	$2.0
Accounts receivable	0	3.9
Property, plant and equipment	0	77.0

	$0	$82.9

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$0	$6.0
Decommissioning liability	0	7.0

	$0	$13.0

In the prior year, at December 31, 2019, the Company was continuing to progress through a sales process for our interest in the Peace River Oil Partnership. As a result of commodity price volatility, primarily due to the COVID-19 pandemic, the sales process was discontinued, thus the Company has no longer classified this asset as held for sale.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 17

6. Property, plant and equipment

Oil and Gas assets/Facilities, Corporate assets

Cost

	Oil and gas assets/Facilities	Corporate assets	Total
Balance at January 1, 2019	$10,600.8	$175.1	$10,775.9
Capital expenditures	102.7	0.5	103.2
Dispositions	(53.3)	—	(53.3)
Transfer to assets held for sale	(423.0)	—	(423.0)
Net decommissioning dispositions (1)	(15.6)	—	(15.6)

Balance at December 31, 2019	$10,211.6	$175.6	$10,387.2
Capital expenditures	57.0	0.2	57.2
Dispositions	(0.1)	0	(0.1)
Transfer from assets held for sale	423.0	0	423.0
Net decommissioning dispositions (1)	(29.0)	0	(29.0)

Balance at December 31, 2020	$10,662.5	$175.8	$10,838.3

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.

Accumulated depletion, depreciation and impairment

	Oil and gas assets/Facilities	Corporate Assets	Total
Balance at January 1, 2019	$8,066.2	$135.8	$8,202.0
Depletion and depreciation	221.7	14.3	236.0
Impairments	657.7	—	657.7
Transfers to assets held for sale	(346.0)	—	(346.0)
Dispositions	(41.4)	—	(41.4)

Balance at December 31, 2019	$8,558.2	$150.1	$8,708.3
Depletion and depreciation	115.1	7.0	122.1
Impairments	747.5	18.7	766.2
Transfers from assets held for sale	346.0	0	346.0

Balance at December 31, 2020	$9,766.8	$175.8	$9,942.6

Net book value

	As at December 31
	2020	2019
Total	$895.7	$1,678.9

At December 31, 2020, future development costs of $636.1 million were included within the depletable base in the depletion and depreciation calculation (2019 – $563.7 million).

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 18

Right-of-use assets

The following table includes a break-down of the categories for right-of-use assets.

Cost	Office	Transportation	Vehicle	Surface	Total
Balance, January 1, 2019	$15.0	$16.7	$2.9	$2.2	$36.8
Additions (Terminations)	(2.4)	—	1.2	(0.1)	(1.3)

Balance, December 31, 2019	$12.6	$16.7	$4.1	$2.1	$35.5
Additions (Terminations)	(12.6)	(1.8)	1.6	—	(12.8)

Balance, December 31, 2020	$0	$14.9	$5.7	$2.1	$22.7

Accumulated amortization	Office	Transportation	Vehicle	Surface	Total
Balance, January 1, 2019	$—	$—	$—	$—	$—
Amortization	2.4	6.0	1.3	0.1	9.8

Balance, December 31, 2019	$2.4	$6.0	$1.3	$0.1	$9.8
Amortization	0.5	4.5	1.3	—	6.3
Termination	(2.9)	—	—	—	(2.9)

Balance, December 31, 2020	$0	$10.5	$2.6	$0.1	$13.2

	As at December 31
	2020	2019
Total	$9.5	$25.7

In the first quarter of 2020, the Company entered into an amending agreement with our building landlord which resulted in renewed lease terms for our Calgary office space. Under the revised agreement, the office lease no longer meets the criteria to be classified as a right-of-use asset. The office lease provision referenced in Notes 8 and 9 has been updated to reflect the accounting treatment under the revised terms.

Total PP&E

Total PP&E including Oil and Gas assets, Facilities, Corporate assets and Right-of-use assets is as follows:

	As at December 31
PP&E	2020	2019
Oil and Gas assets, Facilities, Corporate assets	$895.7	$1,678.9
Right-of-use assets	9.5	25.7

Total	$905.2	$1,704.6

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 19

The Company recorded non-cash impairments of $766.2 million in 2020 compared to $657.7 million in 2019.

At March 31, 2020, the Company completed impairment tests across all of our CGU’s as a result of the low commodity price environment, primarily due to the impact of the COVID-19 pandemic and concerns regarding potential lack of storage forcing production shut-ins. This led to the Company recording $762.8 million of non-cash impairments, which included $701.8 million within our Cardium CGU, $58.1 million within our Peace River CGU and $18.7 million within our corporate assets. Additionally, a $15.8 million impairment recovery was recorded within our Legacy CGU as a result of the Company increasing our discount rate used in our decommissioning liability due to current market conditions.

At December 31, 2020, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. As a result of recent improvements in near term commodity prices and positive reserve revisions, the Company concluded that an impairment reversal indicator was present resulting in impairment tests being completed within our Cardium and Peace River CGUs. The Company followed the value-in use method for our Cardium CGU and the fair value less costs of disposal method for our Peace River CGU using proved plus probable reserves. Additionally, the Company identified an indicator of impairment for our Legacy CGU as a result of the planned acceleration of decommissioning spending in the area. This led to an impairment test being completed following the fair value less costs of disposal method. The after-tax discount rates applied within the tests were between 9.5 – 15 percent. No indicator of impairment was noted for our Viking CGU; thus, no test was performed.

Upon completion of the impairment tests, an $18.0 million impairment reversal was recorded within our Peace River CGU and no reversal was recorded within our Cardium CGU. Within our Legacy CGU, as a result of revisions to our decommissioning spending profile the Company recorded a $21.8 million impairment. The Company plans to accelerate decommissioning spending in the area as we focus on reducing our inactive well liability, which led to the impairment.

The following table outlines benchmark prices and assumptions, based on an average of four independent reserve evaluators’ forecasts (Sproule Associates Limited, GLJ Petroleum Consultants, McDaniel & Associates Consultants and Deloitte Resource Evaluation & Advisory), used in completing the impairment tests as at December 31, 2020.

	WTI ($US/bbl)	AECO ($CAD/MMbtu)	Exchange rate ($US equals $1 CAD)	Inflation rate
2021	$46.88	$2.74	$0.77	0%
2022	51.14	2.70	0.77	1.5%
2023	54.83	2.65	0.77	2.0%
2024	56.48	2.69	0.77	2.0%
2025	57.62	2.74	0.77	2.0%
2026 – 2030	$61.16	$2.91	$0.77	2.0%
Thereafter (inflation percentage)	2%	2%	—	2.0%

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 20

The following table outlines the sensitivity on possible changes to the estimated recoverable amounts on the Company’s CGUs that had impairment tests completed on December 31, 2020.

	Recoverable amount		Impairment/ (Impairment reversal)		1% change in discount rate		5% change in cash flows
Cardium		$849.2	$	Nil		$66.9		$66.2
Peace River		28.5		(18.0)		1.3		2.8
Legacy	$	Nil		$21.8	$	Nil	$	Nil

At December 31, 2019, the Company completed impairment tests as a result of continued market and commodity price volatility in the oil and gas industry which resulted in an increase of our discount rates used in the calculation. This led to the Company recording $527.8 million of non-cash impairments, which included $450.0 million within our Cardium CGU and $77.8 million with our Legacy CGU.

At June 30, 2019, as a result of continuing to progress through a sales process for our interest in the Peace River Oil Partnership, these assets were recorded at the lower of fair value less costs of disposal and their carrying amount, resulting in a PP&E impairment loss of $129.7 million.

Impairments and impairment reversals have been recorded as Depletion, depreciation, impairment and accretion expense on the Consolidated Statements of Income (Loss).

7. Long-term debt

	As at December 31
	2020	2019
Syndicated credit facility	$395.0	$399.0
Senior secured notes – 2008 Notes 6.40%, US$4.0 million, maturing November 30, 2021	5.2	5.3
Senior secured notes – 2010 Q1 Notes 5.85%, US$9.8 million, maturing November 30, 2021	12.4	12.7
Senior secured notes – 2010 Q4 Notes 4.88%, US$13.3 million, maturing November 30, 2021	16.9	17.2
4.98%, US$5.8 million, maturing November 30, 2021	7.4	7.5
5.23%, US$2.1 million, maturing November 30, 2021	2.7	2.8
Senior secured notes – 2011 Q4 Notes 4.79%, US$12.3 million, maturing November 30, 2021	15.7	16.0

Total credit facility and senior secured notes	$455.3	$460.5
Deferred financing costs	(3.5)	—

Total long-term debt	451.8	460.5

Current portion	$451.8	$434.2
Long-term portion	$0	$26.3

At December 31, 2020, the revolving period of the syndicated credit facility was set at January 29, 2021, with the end date of the term out period on November 30, 2021. As the term-out date was within one year of the balance sheet date, this resulted in the outstanding amount of the syndicated credit facility being presented as a current liability. This treatment was also consistent at December 31, 2019 as the term out period at that time was also within one year of the balance sheet date. Subsequent to December 31, 2020, the Company re-negotiated its syndicated credit facility, which resulted in an extension of the term-out period to November 30, 2022.

There were no senior note issuances in either 2020 or 2019.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 21

Additional information on Obsidian Energy’s senior secured notes was as follows:

	As at December 31
	2020	2019
Weighted average remaining life (years)	0.9	1.5
Weighted average interest rate	5.2%	5.7%

The estimated fair values of the principal and interest obligations of the outstanding senior secured notes were as follows:

	As at December 31
	2020	2019
2008 Notes	$4.3	$5.3
2010 Q1 Notes	10.2	12.6
2010 Q4 Notes	22.0	25.7
2011 Notes	12.8	14.8

Total	$49.3	$58.4

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination typically in May and November of each year. Subsequent to December 31, 2020, the Company entered into an amending agreement with our banking syndicate whereby the aggregate amount drawn or available to be drawn under the syndicated credit facility is now set at $440 million. The $440 million of availability consists of a $225 million revolving syndicated credit facility and a $215 million non-revolving term loan.

Additionally, the following terms were included in the amending agreement:

•	the revolving period under the syndicated credit facility has been extended to May 31, 2022, with the end date of the term period extended to November 30, 2022;

•	the maturity date of the non-revolving term loan is also November 30, 2022;

•	the next scheduled borrowing base redeterminations will occur on November 30, 2021 and May 31, 2022;

•

a revolving period reconfirmation date will occur on January 17, 2022, whereby, on or prior to such date, the lenders may accelerate the end date of the revolving period to February 1, 2022. In this case, the end date of the term period would remain unchanged at November 30, 2022; and

•

the Company’s revolving credit facility will have a one-time adjustment to reduce our undrawn availability to $35 million at December 31, 2021. Any borrowing availability at this time in excess of that amount will be used to reduce amounts outstanding on the non-revolving term loan and senior notes.

Additionally, subsequent to December 31, 2020, the Company agreed with holders of our senior notes to extend the maturity dates of the notes due on November 30, 2021 to November 30, 2022 and to increase the interest rate on each series of our notes by approximately 2.1 percent.

Drawings on the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. As at December 31, 2020, 87 percent (2019 – 87 percent) of Obsidian Energy’s long-term debt instruments were exposed to changes in short-term interest rates.

At December 31, 2020, letters of credit totaling $5.0 million were outstanding (2019 – $7.7 million) that reduce the amount otherwise available to be drawn on the syndicated credit facility.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 22

The aggregate amount available under our syndicated credit facility is scheduled for review on a semi-annual basis and is based on our lender’s assessment of the Company’s reserves, forecasted commodity prices and other factors. In the event that a decrease in the borrowing base occurs, this could result in a reduction to the available amount under the syndicated credit facility. In a situation where the amount available is below the amount drawn on the syndicated credit facility, the Company has 30 days to eliminate any shortfall by repaying amounts in excess of the new re-determined borrowing base.

Financing expense consists of the following:

	As at December 31
	2020	2019
Interest on bank debt and senior notes	$22.8	$28.3
Advisor fees	10.1	4.1
Deferred financing costs	2.8	0.7
Unwinding discount on lease liabilities	1.5	7.5

Financing	$37.2	$40.6

Obsidian Energy records unrealized foreign exchange gains or losses on our senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Realized foreign exchange gains or losses are recorded upon actual repayment of senior notes. The split between realized and unrealized foreign exchange is as follows:

	As at December 31
	2020	2019
Realized foreign exchange loss	$0	$(2.6)
Unrealized foreign exchange gain	1.4	5.8

Foreign exchange gain	$1.4	$3.2

The Company is subject to Senior debt and Total debt to Capitalization financial covenants with a maximum ratio of 75 percent, as more specifically defined in the applicable lending agreements. At December 31, 2020, the Company was in compliance with our financial covenants under such lending agreements.

In 2015, as part of entering into amending agreements with its lenders and noteholders, the Company agreed to grant floating charge security over all of its property in favour of the lenders and the noteholders on a pari passu basis, which security will be fully released on such date when both (a) no default or event of default is continuing under the Company’s syndicated bank facility or senior notes and (b) the Company has achieved both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt. The security remained in place at December 31, 2020.

8. Lease liabilities

Total lease liabilities included in the Consolidated Balance Sheets are as follows:

	Year ended December 31
	2020	2019
Balance, beginning of year	$113.8	$135.2
Additions (terminations)	(98.6)	1.0
Unwinding of discount on lease liabilities	1.5	7.5
Lease payments	(6.3)	(29.9)

Balance, end of year	$10.4	$113.8

Current portion	$4.8	$28.8
Long-term portion	$5.6	$85.0

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 23

In the first quarter of 2020, the Company entered into an amending agreement with our building landlord which resulted in renewed lease terms for our Calgary office space. The revised agreement no longer meets the criteria to be classified as a lease liability, thus the office lease portion has been removed. The office lease provision referenced in Note 9 has been adjusted to reflect the revised appropriate accounting treatment.

The following table sets out a maturity analysis of lease payments, disclosing the undiscounted balance after December 31, 2020:

	2021	2022	2023	2024	2025	Thereafter	Total
Transportation	$3.4	$2.2	$—	$—	$—	$—	$5.6
Vehicle	1.4	1.2	0.7	0.1	—	—	3.4
Surface	0.1	0.1	0.1	0.1	0.1	5.0	5.5

Total	$4.9	$3.5	$0.8	$0.2	$0.1	$5.0	$14.5

Amounts recognized in Consolidated Statements of Income (Loss) and Consolidated Statements of Cash Flows

The Company recorded $0.3 million of income from sub-leases related to our right-of-use assets. Expenses related to short-term leases and leases of low-value assets were insignificant during the year.

9. Provisions

	As at December 31
	2020	2019
Decommissioning liability	$70.5	$100.1
Office lease provision	33.5	12.7

Total	$104.0	$112.8
Current portion	$16.3	$16.2
Long-term portion	87.7	96.6

Total	$104.0	$112.8

Decommissioning liability

The decommissioning liability is based on the present value of Obsidian Energy’s net share of estimated future costs of obligations to abandon and reclaim all our wells, facilities and pipelines. These estimates were made by management using information obtained from government estimates, internal analysis and external consultants assuming current costs, technology and enacted legislation.

At December 31, 2020, the decommissioning liability was determined by applying an inflation factor of 2.0 percent (2019 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 9.0 percent (2019 – 7.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. At December 31, 2020, the total decommissioning liability on an undiscounted, uninflated basis was $596.6 million (2019 – $621.2 million).

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 24

Changes to the decommissioning liability were as follows:

	Year ended December 31
	2020	2019
Balance, beginning of year	$100.1	$129.1
Net liabilities added (disposed) (1)	(0.4)	(6.2)
Increase (decrease) due to changes in estimates	(28.6)	(9.4)
Liabilities settled	(11.1)	(14.4)
Government decommissioning assistance	(2.2)	—
Transfers (to) from liabilities for assets held for sale	7.0	(7.0)
Accretion charges	5.7	8.0

Balance, end of year	$70.5	$100.1

Current portion	$7.3	$13.0
Long-term portion	$63.2	$87.1

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

Office lease provision

The office lease provision represents the net present value of non-lease components on future office lease payments. The office lease provision was determined by applying an asset specific credit-adjusted discount rate of 6.5 percent (2019 – 6.0 percent) over the remaining life of the lease contracts, extending into 2025.

Changes to the office lease provision were as follows:

	Year ended December 31
	2020	2019
Balance, beginning of year	$12.7	$21.3
Net additions (dispositions)	27.0	(5.6)
Increase (decrease) due to changes in estimates	1.0	(1.9)
Settlements	(9.7)	(2.2)
Accretion charges	2.5	1.1

Balance, end of year	$33.5	$12.7

Current portion	$9.0	$3.2
Long-term portion	$24.5	$9.5

In the first quarter of 2020, the Company entered into an amending agreement with our building landlord which resulted in renewed lease terms for our Calgary office space. Under the terms of the amending agreement our annual net rent payable will be a maximum of $0.8 million per month ($10.0 million per annum) for the period from February 1, 2020 through January 31, 2025, when the lease expires. Additionally, the building landlord has agreed to indemnify the Company on all existing subleases. Based on the revised terms, all costs associated with the agreement now meet the criteria to be classified as an onerous lease.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 25

10. Risk management

Financial instruments consist of cash and cash equivalents, accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At December 31, 2020, except for the senior notes described in Note 7 with a carrying value of $60.3 million (2019 – $61.5 million) and a fair value of $49.3 million (2019 – $58.4 million), the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments.

The fair values of all outstanding financial and commodity contracts are reflected on the Consolidated Balance Sheets with the changes during the period recorded in income as unrealized gains or losses.

At December 31, 2020 and 2019, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management asset (liability)	2020	2019
Balance, beginning of year	$(0.6)	$8.0
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	0.8	(8.6)

Total fair value, end of year	$0.2	$(0.6)

Current portion	$0.2	$(0.6)
Long-term portion	$0	$—

Obsidian Energy records our risk management assets and liabilities on a net basis in the Consolidated Balance Sheets. At December 31, 2020 and 2019, there were no differences between the gross and net amounts.

Obsidian Energy had the following financial instruments outstanding as at December 31, 2020. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Oil
WTI Swaps	5,750 bbl/d	January 2021	$59.62/bbl	$(0.5)
WTI Swaps	2,500 bbl/d	February 2021	$60.34/bbl	(0.1)
WTI Swaps	750 bbl/d	March 2021	$61.58/bbl	0
AECO Swaps
AECO Swaps	23,700 mcf/d	Jan –Mar 2021	$2.94/mcf	0.8

Total				$0.2

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 26

Subsequent to December 31, 2020, the Company entered into the following additional financial hedges:

Reference price	Notional volume	Term	Pricing
Oil
WTI Swaps	400 bbl/d	January 2021	$63.09/bbl
WTI Swaps	3,750 bbl/d	February 2021	$67.00/bbl
WTI Swaps	6,050 bbl/d	March 2021	$69.70/bbl
WTI Swaps	4,750 bbl/d	April 2021	$77.74/bbl
WTI Swaps	1,125 bbl/d	May 2021	$81.50/bbl
AECO Swaps
AECO Swaps	2,370 mcf/d	March 2021	$3.17/mcf
AECO Swaps	26,100 mcf/d	April 2021	$2.83/mcf
AECO Swaps	21,300 mcf/d	May 2021	$2.68/mcf
AECO Swaps	21,300 mcf/d	June 2021	$2.67/mcf
AECO Swaps	4,700 mcf/d	July 2021	$2.28/mcf
AECO Swaps	4,700 mcf/d	August 2021	$2.28/mcf
AECO Swaps	4,700 mcf/d	September 2021	$2.28/mcf
AECO Swaps	4,700 mcf/d	October 2021	$2.28/mcf

Based on commodity prices and contracts in place at December 31, 2020, a $1.00 change in the price per barrel of liquids of WTI would change pre-tax unrealized risk management by $0.4 million and a $0.50 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1.1 million.

The components of risk management on the Consolidated Statements of Income (Loss) are as follows:

	Year ended December 31
	2020	2019
Realized
Settlement of commodity contracts	$20.9	$(7.2)

Total realized risk management gain (loss)	$20.9	$(7.2)
Unrealized
Commodity contracts	$0.8	$(8.6)

Total unrealized risk management gain (loss)	0.8	(8.6)

Risk management gain (loss)	$21.7	$(15.8)

Additionally, the Company had the following physical contracts outstanding at December 31, 2020.

	Notional volume	Term	Pricing
Physical Oil Contracts (1)
WTI	542 bbl/d	Jan – Mar 2021	$55.54/bbl
WTI	571 bbl/d	Apr – Jun 2021	$59.04/bbl

(1)	WTI, differentials and foreign exchange hedged to lock-in positive net operating income on certain heavy oil properties.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 27

Subsequent to December 31, 2020 the Company entered into the following physical contracts:

	Notional volume	Term	Pricing
Light Oil Differential (1)(2)
	1,245 bbl/d	Apr – Jun 2021		$5.51/bbl
	1,230 bbl/d	Jul – Sep 2021		$5.82/bbl
Light Oil Differential – USD (1)
	1,556 bbl/d	Apr – Jun 2021	US$	4.00/bbl
	1,539 bbl/d	Jul – Sep 2021	US$	4.42/bbl
Heavy Oil Differential (3)
	564 bbl/d	Jul – Sep 2021		$14.85/bbl

(1)	Differentials completed on a WTI - MSW basis.
(2)

USD transactions completed on a US$ WTI - US$ MSW basis and converted to Canadian dollars using a fixed foreign exchange ratio of CAD/USD $1.281 in the second quarter of 2021 and $1.279 in the third quarter of 2021.

(3)	Differentials completed on a WTI - WCS basis.

COVID-19 Pandemic Risk

In March 2020, the World Health Organization declared COVID-19 a global pandemic. Since that time, the oil and gas industry has experienced significant volatility with commodity prices, and in particular oil prices, as a result of a decline in economic activity and lower demand for commodities in both Canada and around the world. In the second half of 2020 and into 2021, oil prices have largely recovered from the lows that occurred in the second quarter of 2020 as restrictions eased and vaccines started to be administered. In early 2021, full demand recovery remains uncertain as countries are at various stages of rolling-out vaccines while virus outbreaks continue to occur, mainly due to new variants, which has resulted in activity restrictions. This market volatility has not only impacted oil and gas sales but has increased the complexity of certain judgements and estimates when preparing our year-end 2020 financial information, particularly within the measurement uncertainty of the inputs used in the Company’s assessment of the recoverability of asset carrying values, assessing counterparty credit risk as well as the credit risk-adjusted discount rate used within our decommissioning liability and office lease provision.

Market Risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

Commodity Price Risk

Commodity price fluctuations are among the Company’s most significant exposures. Oil prices are influenced by worldwide factors, including, but not limited to, OPEC actions, world supply and demand fundamentals, pipeline capacity availability and geopolitical events. Natural gas prices are influenced by, including, but not limited to, the price of alternative fuel sources such as oil or coal and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas activity. In accordance with policies approved by Obsidian Energy’s Board of Directors, the Company may, from time to time, manage these risks through the use of swaps or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent, net of royalties, for one additional year thereafter. Risk management limits included in Obsidian Energy’s policies may be exceeded with specific approval from the Board of Directors.

For the first half of 2021, the Board of Directors has approved an increase to the maximum percentage of production that may be hedged as follows: i) gas volumes, net of royalties may be hedged up to a maximum of 65 percent and ii) oil volumes, net of royalties may be hedged up to a maximum of 65 percent for the following month, otherwise hedges must follow the standard terms and conditions of the program. Additionally, for the second half of 2021, the Board of Directors has approved that gas volumes, net of royalties, may be hedged up to a maximum of 60 percent.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 28

Foreign Currency Rate Risk

Prices received for oil are referenced in US dollars, thus Obsidian Energy’s realized oil prices are impacted by Canadian dollar to US dollar exchange rates. A portion of the Company’s debt is denominated in US dollars, thus the principal and interest payments in Canadian dollar terms are also impacted by exchange rates. When considered appropriate, the Company may use financial instruments to fix or collar future exchange rates to fix the Canadian dollar equivalent of oil revenues or to fix US denominated long-term debt principal repayments.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. As at December 31, 2020, the Company’s maximum exposure to credit risk was $41.6 million (2019 – $66.0 million) which was comprised of $40.8 million (2019 – $65.6 million) being the carrying value of the accounts receivable and $0.8 million (2019 – $0.4 million) related to the fair value of the derivative financial assets.

The Company’s accounts receivable are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the ability to recover unpaid receivables by retaining the partner’s share of production when Obsidian Energy is the operator or the potential to net offsetting payables to mitigate exposure. Obsidian Energy continuously monitors credit risk and maintains credit policies to ensure collection risk is limited. For oil and natural gas sales and financial derivatives, a counterparty risk procedure is followed whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and may be requested to provide security if determined to be prudent. For financial derivatives, the Company normally transacts with counterparties who are members of our banking syndicate or counterparties that have investment grade bond ratings. Credit events related to all counterparties are monitored and credit exposures are reassessed on a regular basis.

At December 31, 2020, $5.7 million of accounts receivable are past due (90+ days) but are considered to be collectible (2019 – $8.7 million). The lifetime ECL allowances related to Obsidian Energy’s commodity product sales receivables and joint venture receivables recognized in accounts receivable was nominal as at and for the years ended December 31, 2020 and 2019.

As at December 31, the following accounts receivable amounts were outstanding:

	Current	30-90 days	90+ days	Total (1)
2020	$29.5	$5.6	$5.7	$40.8
2019	$47.5	$9.4	$8.7	$65.6

(1)	In 2020, $nil of accounts receivable is related to assets classified as held for sale (2019 – $3.9 million).

Interest Rate Risk

A portion of the Company’s debt capital can be held in floating-rate bank facilities, which results in exposure to fluctuations in short-term interest rates, which remain at lower levels than longer-term rates. From time to time, Obsidian Energy may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. As at December 31, 2020, 87 percent of the Company’s long-term debt instruments were exposed to changes in short-term interest rates (2019 – 87 percent).

As at December 31, 2020, a total of $60.3 million (2019 – $61.5 million) of fixed interest rate debt instruments was outstanding with an average remaining term of 0.9 years (2019 – 1.5 years) and an average interest rate of 5.2 percent (2019 – 5.7 percent).

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 29

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost-effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of swaps and other financial instruments to increase the predictability of cash flow from operating activities.

The following table outlines estimated future obligations for non-derivative financial liabilities as at December 31, 2020:

	Long-term debt (1)	Accounts payable & accrued liabilities	Share-based compensation accrual	Total
2021	$451.8	$72.2	$1.9	$525.9
2022	0	0	0.1	0.1
2023	0	0	0	0
2024	0	0	0	0
2025	0	0	0	0
Thereafter	$0	$0	$0	$0

(1)

The 2021 figure includes $395.0 million related to the syndicated credit facility, which at the balance sheet date was due for renewal in 2021. Subsequent to December 31, 2020, the Company entered into an agreement with members of our banking syndicate to extend the term-out period of the syndicated credit facility to November 30, 2022. Additionally, the Company also entered into agreements with holders of our senior notes to extend their maturity dates, previously due on November 30, 2021, to November 30, 2022. Refer to Note 7 for additional details.

11. Revenue and Other Income

The Company’s significant revenue streams consist of the following:

	Year ended December 31
	2020	2019
Oil	$213.1	$357.9
NGLs	16.3	16.3
Natural gas	46.0	35.1

Production revenues	275.4	409.3
Processing fees	6.3	7.7

Oil and natural gas sales	281.7	417.0
Other income	13.0	8.5

Oil and natural gas sales and other income	$294.7	$425.5

In 2020, Other income includes $5.4 million in road use recoveries (2019 – $6.0 million), while the remainder primarily relates to curtailment sales, whereby the Company sold unused production limit capacity under the Alberta Government Curtailment production limits.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 30

12. Income taxes

The provision for income taxes is as follows:

	As at December 31
	2020	2019
Deferred tax recovery	$0	$—

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2020	2019
Loss before taxes	$(771.7)	$(788.3)
Combined statutory tax rate (1)	24.0%	26.5%
Computed income tax recovery	$(185.2)	$(208.9)
Increase (decrease) resulting from:
Share-based compensation	0.5	1.2
Non-taxable foreign exchange (gain) loss	(0.3)	(0.9)
Unrecognized deferred tax asset	178.2	176.5
Adjustments related to prior years	(0.9)	(4.8)
Tax rate reductions	7.6	34.2
Other	0.1	2.7

Deferred tax recovery	$0	$—

(1)

The tax rate represents the combined federal and provincial statutory tax rates for the Company and our subsidiaries for the years ended December 31, 2020 and December 31, 2019. Effective July 1, 2020, the Alberta corporate income tax rate was reduced from 10% to 8%. This resulted in a combined statutory tax rate of 24.0% for the year.

The net deferred income tax liability is comprised of the following:

	Balance January 1, 2020	Provision (Recovery) in Income	Balance December 31, 2020
Deferred tax liabilities (assets)
PP&E	$282.5	$(196.0)	$86.5
Leases	(20.0)	9.9	(10.1)
Decommissioning liability	(24.6)	8.0	(16.6)
Share-based compensation	(0.2)	(0.2)	(0.4)
Non-capital losses	(237.7)	178.3	(59.4)

Net deferred tax liability	$0	$0	$0

	Balance January 1, 2019	Provision (Recovery) in Income	Balance December 31, 2019
Deferred tax liabilities (assets)
PP&E	$525.9	$(243.4)	$282.5
Risk management	2.2	(2.2)	—
Leases	(22.7)	2.7	(20.0)
Decommissioning liability	(34.9)	10.3	(24.6)
Share-based compensation	(0.2)	—	(0.2)
Non-capital losses	(470.3)	232.6	(237.7)

Net deferred tax liability	$—	$—	$—

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 31

As at December 31, 2020, Obsidian Energy had approximately $2.5 billion (2019 – $2.6 billion) in total tax pools, including non-capital losses of $2.2 billion (2019 – $2.2 billion). The non-capital losses are available for immediate deduction against future taxable income and expire in the years 2026 through 2041. A deferred tax asset has not been recognized in respect of non-capital losses of $1,950.4 million (2019 – $1,175.4 million) as there is not sufficient certainty regarding future utilization.

At December 31, 2020, Obsidian Energy had realized and unrealized net capital losses of $595.0 million (2019 – $592.0 million). A deferred tax asset has not been recognized in respect of these losses as they may only be applied against future capital gains.

The Company has income tax filings that are subject to audit by taxation authorities, which may impact our deferred income tax position or amount. The Company does not anticipate adjustments arising from these audits and believes we have adequately provided for income taxes based on available information, however, adjustments that arise could be material.

13. Shareholders’ equity

Effective June 5, 2019, the Company consolidated its common shares on the basis of seven old common shares outstanding for one new common share. All figures in the annual consolidated financial statements have been updated to reflect the 7:1 consolidation. Additionally, the number of units or options and the per unit or option prices under the RPSU plan, Option Plan and DSU plan have been updated accordingly.

a) Authorized

i) An unlimited number of Common Shares.

ii) 90,000,000 preferred shares issuable in one or more series.

If issued, preferred shares of each series would rank on parity with the preferred shares of other series with respect to accumulated dividends and return on capital. Preferred shares would have priority over the common shares with respect to the payment of dividends or the distribution of assets.

b) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2018	72,473,719	$2,184.9
Issued on exercise of equity compensation plans (1)	537,769	1.8

Balance, December 31, 2019	73,011,488	$2,186.7
Issued on exercise of equity compensation plans (1)	504,737	0.3

Balance, December 31, 2020	73,516,225	$2,187.0

(1)	Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 32

	Year ended December 31
Other Reserves	2020	2019
Balance, beginning of year	$101.8	$99.1
Share-based compensation expense	2.1	4.5
Net benefit on options exercised (1)	(0.3)	(1.8)

Balance, end of year	$103.6	$101.8

(1)	Upon exercise of awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

Preferred Shares

No Preferred Shares were issued or outstanding.

14. Share-based compensation

Restricted and Performance Share Unit plan (“RPSU plan”)

Restricted Share unit (“RSU”) grants under the RPSU plan

Obsidian Energy awards RSU grants under the RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

	Year ended December 31
RSUs (number of shares equivalent)	2020	2019
Outstanding, beginning of year	1,100,278	1,235,202
Granted	1,818,840	971,916
Vested	(510,738)	(574,706)
Forfeited	(52,972)	(532,134)

Outstanding, end of year	2,355,408	1,100,278

The fair value and weighted average assumptions of the RSUs granted during the year were as follows:

	Year ended December 31
	2020	2019
Average fair value of units granted (per unit)	$0.55	$2.77
Expected life of units (years)	3.0	3.0
Expected forfeiture rate	0.6%	1.0%

Performance Share Unit (“PSU”) grants under the RPSU plan

The RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company. Members of the Board of Directors are not eligible for the RPSU plan. The PSU obligation is classified as a liability due to the cash settlement feature and could be settled in cash or shares purchased on the open market or issued from treasury.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 33

	Year ended December 31
PSUs (number of shares equivalent)	2020	2019
Outstanding, beginning of year	92,424	163,129
Granted	376,310	144,211
Vested	(10,716)	(22,929)
Forfeited	(4,173)	(191,987)

Outstanding, end of year	453,845	92,424

The liability associated with the PSU’s under the RPSU plan was insignificant at both December 31, 2020 and 2019.

Stock Option Plan

Obsidian Energy has an Option Plan that allows the Company to issue options to acquire common shares to officers, employees, directors and other service providers.

	Year ended December 31
	2020		2019
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	89,178	$10.41	287,996	$25.34
Granted	917,490	0.56	—	—
Forfeited	(44,714)	12.06	(198,818)	32.04

Outstanding, end of year	961,954	$0.94	89,178	$10.41

Exercisable, end of year	44,464	$8.74	77,066	$10.67

The fair value and weighted average assumptions of the options granted during the year were as follows:

	Year ended December 31
	2020	2019
Average fair value of options granted (per option)	$0.29	$—
Expected volatility	83.6%	—
Expected life of options (years)	3.25	—
Expected forfeiture rate	0.6%	—

Deferred Share Unit (“DSU”) plan

The DSU plan allows the Company to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX. At December 31, 2020, 2,087,580 DSUs (2019 – 847,100) were outstanding and $1.9 million was recorded as a current liability (2019 – $0.7 million).

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 34

Share-based compensation

Share-based compensation consisted of the following:

	Year ended December 31
	2020	2019
RSU grants	$2.0	$4.5
DSU plan	1.2	0.1
PSU grants	0.1	—
Options	0.1	—

Share-based compensation	$3.4	$4.6

The share price used in the fair value calculation of the DSU and RPSU plan obligations at December 31, 2020 was $0.87 per share (2019 – $0.93).

Employee retirement savings plan

Obsidian Energy has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Obsidian Energy matches these contributions at a rate of $1.00 for each $1.00 of employee contribution. Both the employee’s and Obsidian Energy’s contributions are used to acquire Obsidian Energy common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

Effective May 1, 2020, due to the low commodity price environment, the Company temporarily suspended the employer match portion of the savings plan, until further notice.

15. Per share amounts

The number of incremental shares included in diluted earnings per share is computed using the average volume-weighted market price of shares for the period. In addition, contracts that could be settled in cash or shares are assumed to be settled in shares if share settlement is more dilutive.

	Year ended December 31
	2020	2019
Net loss – basic and diluted	$(771.7)	$(788.3)

The weighted average number of shares used to calculate per share amounts is as follows:

	Year ended December 31
	2020	2019
Basic and Diluted	73,258,648	72,882,619

For 2020, 1.0 million shares (2019 – 0.1 million) that could be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 35

16. Changes in non-cash working capital increase (decrease)

	Year ended December 31
	2020	2019
Restricted cash	$2.4	$(2.4)
Accounts receivable (1)	22.6	(15.8)
Prepaid expenses and other	0.6	—
Accounts payable and accrued liabilities (2) (3)	(41.3)	(30.0)

	(15.7)	(48.2)

Operating activities	(6.6)	(39.6)
Investing activities	(9.1)	(8.6)

	$(15.7)	$(48.2)

Interest paid in cash	$25.5	$35.2
Income taxes paid (recovered) in cash	$0	$—

(1)	At December 31, 2020, $nil is related to assets classified as held for sale (2019 - $3.9 million).
(2)	At December 31, 2020, $nil is related to assets classified as held for sale (2019 - $6.0 million).
(3)	Includes share-based compensation plans.

17. Capital management

Obsidian Energy manages our capital to provide a flexible structure to support capital programs, production maintenance and other operational strategies. Attaining a strong financial position enables the capture of business opportunities and supports Obsidian Energy’s business strategy of providing strong shareholder returns.

Obsidian Energy defines capital as the sum of shareholders’ equity and long-term debt. Shareholders’ equity includes shareholders’ capital, other reserves and retained earnings (deficit). Long-term debt includes bank loans and senior notes.

Management reviews Obsidian Energy’s capital structure to allow our objectives and strategies to be met. The capital structure is reviewed based on a number of key factors including, but not limited to, current market conditions, hedging positions, trailing and forecast debt to capitalization ratios, debt to Adjusted EBITDA and other economic risk factors.

The Company is subject to certain quarterly financial covenants under its secured, syndicated credit facility and the senior secured notes. These financial covenants include Senior debt and Total debt to capitalization as defined in Obsidian Energy’s lending agreements. As at December 31, 2020, the Company was in compliance with all of our financial covenants under such lending agreements.

The Company intends to continue to identify and evaluate hedging opportunities in order to reduce our exposure to fluctuations in commodity prices and protect our future cash flows and capital programs.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 36

	Year ended December 31
(millions, except ratio amounts)	2020	2019
Components of capital
Shareholders’ equity	$323.1	$1,092.7
Credit facility and senior secured notes	$455.3	$460.5

Ratios
Senior debt to capitalization (1)	59%	30%
Total debt to capitalization (1)	59%	30%
Priority debt to consolidated tangible assets (2)	0	—
Credit facility and senior secured notes	$455.3	$460.5
Letters of credit (3)	4.9	4.8

Senior debt and total debt	460.2	465.3
Total shareholders’ equity	323.1	1,092.7

Total capitalization	$783.3	$1,558.0

(1)	Not to exceed 75 percent.
(2)	Priority debt not to exceed 15% of consolidated tangible assets.
(3)	Letters of credit defined as financial under the lending agreements are included in the calculation.

18. Commitments and contingencies

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2021	2022	2023	2024	2025	Thereafter	Total
Long-term debt (1)	$—	$451.8	$—	$—	$—	$—	$451.8
Transportation	7.1	5.4	2.9	2.5	2.1	5.6	25.6
Power infrastructure	6.7	3.2	—	—	—	—	9.9
Interest obligations	30.0	28.1	—	—	—	—	58.1
Office lease	10.0	10.0	10.0	10.0	0.8	—	40.8
Lease liability	4.9	3.5	0.8	0.2	0.1	5.0	14.5
Decommissioning liability	7.3	12.4	3.5	3.3	3.1	40.9	70.5

Total	$66.0	$514.4	$17.2	$16.0	$6.1	$51.5	$671.2

(1)

Based on agreements signed subsequent to December 31, 2020, the 2022 figure includes $395.0 million related to the syndicated credit facility and non-revolving term loan that is due for renewal in 2022 and $60.3 million of senior notes set to mature in 2022. Refer to Note 7 for further details. Historically, the Company has successfully renewed its syndicated credit facility.

Obsidian Energy has an aggregate of $60.3 million in senior notes maturing in 2022. Refer to Note 7 for further details.

Obsidian Energy’s commitments relate to the following:

•	Transportation commitments relate to costs for future pipeline access.

•	Power infrastructure commitments pertain to electricity contracts.

•	Interest obligations are the estimated future interest payments related to Obsidian Energy’s debt instruments.

•	Office leases pertain to total leased office space.

•	The decommissioning liability represents the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 37

In 2018, the Company fully utilized available insurance coverage relating to ongoing claims against former Penn West employees arising from the Company’s 2014 restatement of certain financial results when we were known as Penn West. A claim brought by the United States Securities and Exchange Commission (“SEC”) against Penn West was previously settled. The Company had been indemnifying two former employees pursuant to indemnity agreements in connection with the claims brought by the SEC arising out of the same restatement. In 2020, the SEC reached a settlement with the two former employees.

In 2019, the Company notified and commenced legal proceedings against the two former employees that the Company did not believe that the former employees met the criteria for indemnification, that the amounts invoiced on account of indemnification to date were in any event unreasonable, and that the Company would not be making any further advancements on account of indemnification. The preliminary application Judge ruled in favour of the two former employees. The Company appealed the preliminary application decision and was notified in late 2020 that the appeal was ruled in favour of the two former employees as well.

The Company continued to accrue for, but not pay, defense costs incurred on behalf of the two former employees and recently agreed to a settlement to pay $6.4 million of the defense costs equally over a 30-month period beginning in April 2021. As a result of the settlement, the Company will be recording a recovery of costs previously accrued in the first quarter of 2021.

19. Related-party transactions

Operating entities

The consolidated financial statements include the results of Obsidian Energy Ltd. and our wholly owned subsidiaries, notably the Obsidian Energy Partnership. Transactions and balances between Obsidian Energy Ltd. and all of our subsidiaries are eliminated upon consolidation.

Compensation of key management personnel

In 2020, key management personnel included the Interim President and Chief Executive Officer, Chief Financial Officer, Senior Vice-Presidents, Vice Presidents and the Board of Directors. The Human Resources, Governance & Compensation Committee makes recommendations to the Board of Directors who approves the appropriate remuneration levels for management based on performance and current market trends. Compensation levels of the Board of Directors are also recommended by the Human Resources, Governance & Compensation Committee of the Board. The remuneration of the directors and key management personnel of Obsidian Energy during the year is below.

	Year ended December 31
	2020	2019
Salary and employee benefits	$4.5	$2.2
Termination benefits	0	0.9
Share-based payments (1)	1.7	1.1

	$6.2	$4.2

(1)	Includes changes in the fair value of PSUs, DSUs and non-cash charges related to the Option Plan and RPSU plan (equity method) for key management personnel.

20. Supplemental Items

In the consolidated financial statements, compensation costs are included in both operating and general and administrative expenses. For 2020, employee compensation costs of $13.0 million (2019 - $15.7 million) were included in operating expenses and $15.7 million (2019 - $21.1 million) were included in general and administrative expenses on a gross basis.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 38

21. Government grants

The Company has received payments as part of the Canadian Emergency Wage Subsidy (“CEWS”). The CEWS allows eligible companies to receive a subsidy of employee wages, subject to a maximum. For 2020, this resulted in a benefit to the Company of approximately $3.5 million which resulted in a $2.2 million reduction to operating costs, a $0.7 million reduction to general and administrative costs and a $0.6 reduction to capital expenditures.

Additionally, in 2020 the Company received a grant allocation under the Alberta Site Rehabilitation Program (“ASRP”). These awards will allow the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduce our decommissioning liability. The Company began utilization these grants during the fourth quarter of 2020 which totaled $2.2 million on a net basis. The benefit of these grants has been recorded as Government decommissioning assistance in the Consolidated Statements of Income (Loss).

22. Potential Business Combination

On September 21, 2020, the Company formally launched an offer to purchase all issued and outstanding common shares of Bonterra Energy Corp. (“Bonterra”) for consideration of two common shares of Obsidian Energy for each Bonterra common share. The offer is open until 5:00pm (Mountain Daylight Time) on March 29, 2021, unless extended, accelerated or withdrawn. The Company continues to pursue a path of consolidation within the Cardium as we focus on further enhancing our size and scale while strengthening our balance sheet and reducing debt. As a result of this offer, the Company recorded certain transaction related costs during the period.

OBSIDIAN ENERGY 2020	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 39